Exhibit 21

Belcrest Capital Fund LLC Subsidiaries (as of December 31, 2005)

Name	Jurisdiction of Incorporation
Allagash Property Trust	Maryland
Bel Alliance Properties LLC	Delaware
Bel Holdings LLC	Delaware
Bel Santa Ana	Delaware
Belcrest Realty Corporation	Delaware
Belcrest Subsidiary LLC	Delaware
Belvorn Holdings LLC	Delaware